CYRIX TO REPORT LOSS FOR SECOND QUARTER



     RICHARDSON, TEXAS -- JUNE 21, 1996 -- Cyrix Corporation (NASDAQ: CYRX) today announced that the Company will report a loss for the quarter ending June 30, 1996. Based on preliminary analysis, the Company expects that the loss will exceed $15 million. Cyrix reported net income for the three months ended March 31, 1996 of $2 million, or $0.10 per share. "Aggressive pricing and 6x86TM customer program delays contributed to this loss," said Jerry Rogers, Cyrix's President and Chief Executive Officer.

     Cyrix Corporation, headquartered in Richardson, Texas, is a leading supplier of high-performance processors and systems to the personal computer industry. Founded in 1988, the company designs, manufactures and markets innovative x86 software-compatible processors for the desktop and mobile computer markets. The Cyrix 6x86 processor was recently recognized for its performance with awards from a number of publications, including Byte Magazine's Best Technology at CeBIT'96, PC Week's Corporate IT Excellence Award and Windows Sources' Stellar Award. The financial report of Company operations for the June 30, 1996 quarter will be distributed on July 18, 1996, after the close of the market.


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